Woori Finance Holdings Co., Ltd.

203 Hoehyon-dong, 1-ga Chung-gu
Seoul, 100-792, Korea

March 09, 2010

To Shareholders:
Convocation Notice of the Annual General Meeting of Shareholders
Notice is hereby given that an Annual General Meeting of Shareholders of the Group will be held as described hereunder and your attendance is cordially requested.

Very truly yours, Pal-Seung Lee Chairman and CEO Woori Financial Group 203, Hoehyon-dong 1-ga, Chung-gu Seoul 100-792, Korea

Description

1. Date and Time	March 26, 2010 9 A.M., Seoul time.
2. Venue	5th floor / Woori Bank, 203, Hoehyon-dong 1-ga, Chung-gu, Seoul 100-792, Korea
3. Agenda
A. Approval of non-consolidated financial statements for the fiscal year 2009
B. Approval of modifications to the Articles of Incorporation
C. Appointment of non-standing directors
D. Appointment of candidates for the members of the Audit Committee
E. Approval of directors’ compensation limit

Reference Document for the Exercise of Voting Rights

A.	Approval of non-consolidated financial statements for the fiscal year 2009

(units: millions of won)

Items	2009	2008
Total Assets	17,545,128	15,620,192

Cash and Due from Banks	23,267	119,350

Securities	17,350,078	15,285,356

Loans	139,300	169,150

Tangible Assets	415	566

Other Assets	32,069	45,770

Total Liabilities	3,824,206	3,412,854

Borrowings	3,804,156	3,393,702

Other Liabilities	20,050	19,152

Total Stockholder’s Equity	13,720,923	12,207,338

Common Stock	4,030,077	4,030,077

Capital Surplus	179,488	186,959

Capital Adjustment	(54,201)	(57,219)

Accumulated Other Comprehensive Income	1,219,373	724,373

Retained Earnings	8,346,186	7,323,149

Operating Income	1,326,855	666,267

Operating Expenses	298,392	210,455

Operating Profit	1,028,463	455,812

Pre-tax Profit	1,026,024	454,478

Net Profit	1,026,024	454,478

Unappropriated Retained Earnings	1,023,885	379,848

Appropriation of Retained Earnings	1,023,204	379,000

Legal Reserve	102,602	—

Dividends	80,601	—

Voluntary Reserve	840,000	379,000

Unappropriated Retained Earnings carried over to	681	848
subsequent year

B. Approval of modifications to the Articles of Incorporation (the “AOI”)

1. Article 2 of the AOI (Business Purpose)

a.	Article 2, Paragraph 1 will be amended to add “Internal control and risk management of Subsidiaries” as one of the administration and management activities.

b.	Article 2, Paragraph 2 will be amended to add “Work commissioned by Subsidiaries to support their business such as computer systems, legal support, accounting, etc.” as one of the activities ancillary to administration and management activities and to replace Subparagraph 3 (“Development and sale of products jointly with Subsidiaries and administrative support for joint use of facilities and computer systems with Subsidiaries”) with “Provision of resources necessary for the business of Subsidiaries such as administrative support for the development and sale of joint products of Subsidiaries.”

2. Article 4 of the AOI (Method of Public Notice)

Article 4 will be amended to replace “Public notices by the Company shall be made by publication in the “Maeil Kyungjae” and the “Seoul ”, newspapers of general circulation in Seoul, Korea” with “Public notices by the Company shall be made on its website at http://www.woorifg.com, provided that if public notice on the website is not possible due to a systems failure or other unavoidable circumstance, public notices shall be made by publication in the “Maeil Kyungjae” and the “Seoul ”, newspapers of general circulation in Seoul, Korea.”

3. Article 21 of the AOI (Notice of Convening a Meeting)

a.	Article 21, Paragraph 1 will be amended to state that the consent of each shareholder is required when using electronic mail to send notices regarding convention of a general meeting of shareholders.

b.	Article 21, Paragraph 2 will be amended to clarify that the reference to “Article 4” is to the proviso of Article 4 and to replace “Financial Supervisory Commission” with “Financial Supervisory Service.”

4. Article 31-2 of the AOI (Qualifications of Outside Directors)

Article 31-2 will be added to stipulate the qualifications of outside directors. Article 31-2 will state:

“1. A person falling under any of the subparagraphs below may not become an outside director of the Company. A person who comes to fall under any of the below after becoming an outside director shall lose his position as an outside director.

(1)	A person falling under any of the subparagraphs under Article 40 Section 4 of the Financial Holding Companies Act.

(2)	A person who is an outside director, non-standing director, or non-standing statutory auditor of a financial company that is not an affiliate of the Company.

2. The Company shall appoint as its outside directors persons with expert knowledge or ample work experience in relevant fields such as finance, economics, management, law, accounting, and media, and who fall under any of the subparagraphs below; provided, however, that this shall not apply to persons who are appointed as outside directors after being recommended as such pursuant to the second sentence of Article 542-8 Section 5 of the Commercial Code.

(1)	Professional manager (an officer (or a higher position) of a company that is subject to an external audit under the Act on External Audit of Stock Companies or a comparable foreign statute, or a person occupying or who had occupied a comparable position).

(2)	An attorney-at-law or a certified public accountant with at least 5 years of work experience in his relevant field.

(3)	A person with at least a masters degree in the areas of finance, economics, management, law, or accounting, and who has at least 5 years of work experience as a researcher (or a higher position) or full-time lecturer (or a higher position) in his relevant field at a research organization or university, respectively.

(4)	A person with at least 10 years of work experience at a financial company.

(5)	An officer with at least 5 years of work experience in finance or accounting matters at a “listed company” under the Financial Investment Services and Capital Markets Act or an officer or employee with at least 10 years of work experience at a “listed company”.

(6)	A person with at least 5 years of work experience in finance or accounting matters or in overseeing such matters at a central government agency, local government agency, “public agency” as defined under the Act on the Management of Public Agencies, Financial Supervisory Service, Korea Exchange under the Financial Investment Services and Capital Markets Act, or an “agency related to the financial investment business” (excluding organizations related financial investment) under Article 9 Section 17 of the Financial Investment Services and Capital Markets Act.

(7)	A person with at least 5 years of work experience in finance or accounting matters at a “investigating agency” (including comparable foreign financial agencies) under Article 38 of the Act on the Establishment, etc. of Financial Services Commission.

(8)	A person with expert knowledge or ample work experience who is recognized by the Board of Directors or the Recommendation Committee for Outside Director Candidates to fall under any of subparagraphs (1) to (7) above.”

5. Article 32 of the AOI (Term of Directors)

a.	Article 32, Paragraph 1 will be amended to replace “The term of office of a director shall be three (3) years and such standing director may be reelected” with “The term of office of a director shall be up to three (3) years as determined at the General Meeting of Shareholders, and such director may be reelected.”

b.	Article 32, Paragraph 2 will be amended to replace “Notwithstanding paragraph 1 above, the term of office of an outside director shall be one (1) year and such outside director may be reelected” with “Notwithstanding the paragraph 1 above, the term of office of an outside director shall be up to two (2) years, but may be reelected for one (1) year terms, provided that he shall not serve continuously in excess of five (5) years.”

6. Article 38 of the AOI (Chairman of the Board of Directors)

Article 38 will be amended to replace “The chairman of the Board of Directors shall be the representative director and also the President of the Company” with “The chairman of the Board of Directors shall be elected annually from among the directors by a resolution of the Board of Directors. In the event the elected chairman is not an outside director, a person representing the outside directors shall be separately elected.”

7. Article 39 of the AOI (Chairman of the Board of Directors)

Article 39, Paragraph 4 will be amended to replace “five (5) days” with “one (1) week.”

8. Article 50 of the AOI (Appointment of External Auditor)

Article 50 will be amended to replace “The Company shall appoint, by obtaining the approval of the Audit Committee, an external auditor provided for in the Act on External Audit of Joint Stock Companies, and shall report such election to the first following General Meeting of Shareholders” with “The Company shall appoint, by obtaining the approval of the Audit Committee, an external auditor provided for in the Act on External Audit of Joint Stock Companies, and shall publicly notify such election on the Company’s website.”

C. Appointment of non-standing directors

Name	Date of Birth	Term / Appointment	Career & Academic Background
Hi-Bock Kang	June 14, 1946	1 year / Re-appointment
- Current) Executive Director, Market Economy Research Institute
- Chief Executive Officer, Korea Minting and Security Printing Corporation
- Bachelor of Public Administration, Seoul National University
- Graduate School of Public Administration, Seoul National University

Young- Ho Lee	Jan. 19, 1949	1 year / Re-appointment	- Current) Advisor, Kim & Chang Law Firm - Chairman, Market Oversight Commission of Korea Exchange - Assistant Governor, Financial Supervisory Service - Bachelor of Laws, Korea University

Min-Joon Bang	Oct. 29, 1950	1 year / Re-appointment	- Arbitration Commissioner of Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Korean Language and Literature, Seoul National University

Hi-Taek Shin	Aug. 6, 1952	1 year / Re-appointment
- Current) Member, National Economic Advisory Council of Korea; Professor
of College of Law, Seoul National University
- Lawyer, Kim & Chang Law Firm
- Bachelor of Laws, Seoul National University
- Master of Laws, Seoul National University
- J.S.D., Yale Law School

Hak-Jin Kim	Nov. 24, 1956	1 year / Re-appointment
- Current) Director General of Department of Planning &
Coordination, Korea Deposit Insurance Corporation
- General Manager of Human Resources Development Department,
Korea Deposit Insurance Corporation
- Bachelor of Economics, Chung-Ang University

Doo-Hee Lee	Jun. 12, 1957	1 year / Re-appointment
- Current) President, Asia-Pacific Association for International
Education; Professor of College of Business Administration, Korea
University
- President, Korea Advertising Society
- Bachelor of Business Administration, Korea University
- Master of Business Administration, University of Wisconsin-Madison
- Ph.D. in Business Administration, Michigan State University

Hun-Lee	Dec. 8, 1961	1 year / Re-appointment	- Current) Co-Head, The Lawyers for Citizens - Lawyer, Barun Law - Bachelor of Law, Chung-Ang University

D. Appointment of candidates for the members of the Audit Committee

Name	Term / Appointment
Young-Ho Lee	1 year / Re-appointment

Hi-Taek Shin	1 year / Re-appointment

Hak-Jin Kim	1 year / New appointment

Doo-Hee Lee	1 year / Re-appointment

E. Approval of directors’ compensation limit

Item	2010	2009
Compensation Limit	4 billion won	4 billion won